Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 27, 2012, with respect to the consolidated balance sheet of DPL Inc. and its subsidiaries (DPL) as of December 31, 2010, and the related consolidated statements of results of operations, comprehensive income / (loss), shareholders’ equity and cash flows and the “Schedule I – Valuation and Qualifying Accounts” for each of the years ended December 31, 2010 and 2009, and the period from January 1, 2011 through November 27, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 24, 2012